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EXHIBIT 99.2

Offer to Exchange

U.S. $600,000,000
6.50% Guaranteed Notes due February 1, 2005
which have been registered under
the Securities Act of 1933, as amended,
for
any of its outstanding
6.50% Guaranteed Notes due February 1, 2005
of

Petróleos Mexicanos

To:	Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        Upon and subject to the terms and conditions set forth in the prospectus, dated February [    ], 2003 (the "Prospectus"), and the enclosed letter of transmittal (the "Letter of Transmittal"), an offer to exchange (the "Exchange Offer") registered 6.50% Guaranteed Notes due February 1, 2005 (the "New Notes") for any and all outstanding 6.50% Guaranteed Notes due February 1, 2005 (CUSIP Nos. 71654XAL1 (Restricted Global Note) and 71654YAL9 (Regulation S Global Note) and ISIN Nos. US71654XAL10 (Restricted Global Note) and US71654YAL92 (Regulation S Global Note)) (the "Old Notes") is being made by Petróleos Mexicanos (the "Issuer"), a decentralized public entity of the Federal Government of the United Mexican States. The Exchange Offer is being made in order to satisfy certain of the Issuer's obligations under the Registration Rights Agreement referred to in the Prospectus.

        We are requesting that you contact your clients for whom you hold Old Notes regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Old Notes registered in your name or in the name of your nominee, or who hold Old Notes registered in their own names, we are enclosing multiple sets of the following documents:

1.
Prospectus dated February [    ], 2003;

2.
Letter of Transmittal for your use and for the information of your clients; and

3.
A form of letter that may be sent to your clients for whose account you hold Old Notes registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer.

        Your prompt action is requested. The Exchange Offer will expire at 5:00 p.m., New York City time, on March [    ], 2003 (the "Expiration Date"), unless extended by the Issuer. The Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date, unless previously accepted by the Issuer.

        Tenders of Old Notes for exchange pursuant to the Exchange Offer may be made only by book-entry transfer of the Old Notes to the account established by the Exchange Agent referred to below at the Book-Entry Transfer Facility maintained by The Depository Trust Company ("DTC"), together with a computer generated message, transmitted by means of DTC's Automated Tender Offer

Program system and received by the Exchange Agent, in which the tendering holder agrees to be bound by the Letter of Transmittal, all in accordance with the instructions set forth in the Letter of Transmittal and the Prospectus.

        Additional copies of the enclosed material may be obtained from Deutsche Bank Trust Company Americas, as Exchange Agent, c/o DB Services Tennessee, Inc., Attention: Corporate Trust and Agency Services, Reorganization Unit, 648 Grassmere Park Road, Nashville, Tennessee 37211, Telephone: (800) 735-7777.

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  EXHIBIT 99.2
Offer to Exchange